SECURITIES & EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ______________________

                                    SCHEDULE 13D/A

                     Under the Securities Exchange Act of 1934*
                                  (Amendment No. 1)

                                  SFS Bancorp, Inc.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      784166100
                                    (CUSIP Number)

                                  Jeffrey L. Gendell
         200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                     (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                   September 23, 1997
               (Date of event which requires filing of this statement).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                    [page 1 of 8



13D
CUSIP No. 784166100
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  /X/
                                                                  (b)  / /
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   PF,00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                9,800
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                83,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                9,800
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                83,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                93,300
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)              7.6%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 2 of 8]


13D
CUSIP No. 784166100
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  /X/
                                                                  (b)  / /
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                83,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                83,500
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                83,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)              6.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  [page 3 of 8]



13D
CUSIP No. 784166100
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  /X/
                                                                  (b)  / /
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                83,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
	83,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                83,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)              6.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 4 of 8]



Item 1.     Security and Issuer.

      The Schedule 13D initially filed on August 15, 1997 (the "Schedule 13D"), by Jeffrey L. Gendell, Tontine Management, L.L.C., and Tontine Financial Partners, L.P., relating to the common stock with $0.01 par value (the "Common Stock") of SFS Bancorp, Inc. (the "Company"), whose principal executive offices are located at 251-263 State Street, Schenectady, NY 12305, is hereby amended by this Amendment No. 1 to the Schedule 13D.

Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated as follows:

      The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Mr. Gendell is approximately $151,660. The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Tontine Financial Partners, L.P., a Delaware limited partnership ("Tontine") is approximately $1,562,725. Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), does not own directly any shares of Common Stock.

      The shares of Common Stock purchased by Mr. Gendell were purchased with personal funds and on margin. The shares of Common Stock purchased by Tontine were purchased with working capital and on margin.

      Mr. Gendell's margin transactions are with Furman Selz LLC and Prudential Securities Inc., on such firms' usual terms and conditions. Tontine's margin transactions are with Bear Stearns Securities Corp., on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by each of Mr. Gendell and Tontine may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Mr. Gendell and Tontine. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 5.     Interest in Securities of the Issuer.

       Item 5 is hereby amended and restated as follows:

       A. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned: 93,300
Percentage: 7.6% The percentages used herein and in the rest of Item 5 are calculated based upon the 1,230,997 shares of Common Stock issued and outstanding as of July 31, 1997 as reflected in the Company's Form 10-QSB for the period ending June 30, 1997.
             (b) 1.  Sole power to vote or direct vote: 9,800
                 2.  Shared power to vote or direct vote: 83,500
                 3.  Sole power to dispose or direct the disposition: 9,800
                 4.  Shared power to dispose or direct the disposition: 83,500

                                    [page 5 of 8]


Stock of the Company since the filing of the Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of Tontine, since the filing of the Schedule 13D, which were all in the open market, by Tontine, are set forth in Schedule A and are incorporated by reference.

             (d)  Not applicable.
             (e)  Not applicable.

       B. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 83,500
                         Percentage: 6.8%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 83,500
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the disposition: 83,500
              (c) TM did not enter into any transactions in the Common Stock of the Company since the filing of the Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of Tontine, since the filing of the Schedule 13D, which were all in the open market, by Tontine, are set forth in Schedule A and are incorporated by reference.
              (d)  Not applicable.
              (e)  Not applicable.

       C. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 83,500
                         Percentage: 6.8%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 83,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 83,500
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of Tontine, has the power to direct the affairs of Tontine, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not Applicable.

                                    [page 6 of 8]



                               SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 25, 1997
                                     /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.






































                                    [page 7 of 8]



                                      Schedule A

                           TONTINE FINANCIAL PARTNERS, L.P.

                                                        Price Per Share
Date of                          Number of Shares      (including commissions,
Transaction                      Purchased/(Sold)       if any)


8/19/97                           3,000                 19.47

9/11/97                           3,000                 20.79

9/12/97                           4,000                 21.53

9/15/97                           2,000                 21.79

9/23/97                           1,000                 22.17

9/23/97                           5,000                 22.25



























                                    [page 8 of 8]